SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENT THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 5)*

TALON THERAPEUTICS, INC.
(Name of Issuer) Common Stock, $0.001 par value per share
(Title of Class of Securities) 87484H104
(CUSIP Number)

James E. Flynn
Deerfield Capital, L.P.
780 Third Avenue, 37th Floor
New York, New York  10017
(212) 551-1600

With a copy to:

Mark I. Fisher, Esq.
Elliot Press, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, New York  10022
(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) June 7, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 16 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 87484H104	Page 2 of 16 Pages

1	NAME OF REPORTING PERSONS Deerfield Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,377,271 Shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,377,271 Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,377,271 Shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.13% (2)
14	TYPE OF REPORTING PERSON PN

(1)  Comprised of an aggregate of 2,709,459 shares of common stock, warrants to purchase 324,737 shares of common stock and  5,343,075 shares of common stock issuable as of June 7, 2011 upon the conversion of an aggregate of 39,122 shares of Series A-1 Convertible Preferred Stock held by Deerfield Special Situations Fund, L.P., Deerfield Private Design Fund, L.P. and Deerfield Private Design International, L.P.

(2)  Based on 21,242,772 outstanding shares of common stock of the Company as reported in the Company's Quarterly Report for the quarterly period ended March 31, 2011 filed by the Company on May 13, 2011 with the Securities and Exchange Commission.

SCHEDULE 13D
CUSIP No. 87484H104	Page 3 of 16 Pages

1	NAME OF REPORTING PERSONS Deerfield Special Situations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 748,294 Shares (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 748,294 Shares (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 748,294 Shares (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.46% (4)
14	TYPE OF REPORTING PERSON* PN

(3)    Comprised of  374,710 shares of common stock, warrants to purchase 21,415 shares of common stock and 352,169 shares of common stock issuable as of June 7, 2011 upon the conversion of 2,579 shares of Series A-1 Convertible Preferred Stock.

(4)   See footnote 2 above.

SCHEDULE 13D
CUSIP No. 87484H104	Page 4 of 16 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,921,913 Shares (5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,921,913 Shares (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,921,913 Shares (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.56% (6)
14	TYPE OF REPORTING PERSON* PN

(5)  Comprised of  894,213 shares of common stock, warrants to purchase 116,172 shares of common stock and 1,911,528 shares of common stock issuable as of June 7, 2011 upon the conversion of 13,996 shares of Series A-1 Convertible Preferred Stock.

(6)  See footnote 2 above.

SCHEDULE 13D
CUSIP No. 87484H104	Page 5 of 16 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,707,064 Shares (7)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,707,064 Shares (7)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,707,064 Shares (7)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.21% (8)
14	TYPE OF REPORTING PERSON* PN

(7)  Comprised of 1,440,536 shares of common stock, warrants to purchase 187,150 shares of common stock and 3,079,378 shares of common stock issuable as of June 7, 2011 upon the conversion of 22,546 shares of Series A-1 Convertible Preferred Stock.

(8)  See footnote 2 above.

SCHEDULE 13D
CUSIP No. 87484H104	Page 6 of 16 Pages

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,381,509 Shares (9)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,381,509 Shares (9)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,381,509 Shares (9)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.30% (10)
14	TYPE OF REPORTING PERSON* PN

(9)  Comprised of 696,567 shares of common stock, warrants to purchase 39,250 shares of common stock and 645,692 shares of common stock issuable as of June 7, 2011 upon the conversion of 4,728 shares of Series A-1 Convertible Preferred Stock held by Deerfield Special Situations Fund International Limited.

(10)  See footnote 2 above.

SCHEDULE 13D
CUSIP No. 87484H104	Page 7 of 16 Pages

1	NAME OF REPORTING PERSONS Deerfield Special Situations Fund International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,381,509 Shares (11)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,381,509 Shares (11)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,381,509 Shares (11)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.30% (12)
14	TYPE OF REPORTING PERSON* CO

(11)  Comprised of 696,567 shares of common stock, warrants to purchase 39,250 shares of common stock and 645,692 shares of common stock issuable as of June 7, 2011 upon the conversion of 4,728 shares of Series A-1 Convertible Preferred Stock.

(12)  See footnote 2 above.

SCHEDULE 13D
CUSIP No. 87484H104	Page 8 of 16 Pages

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,758,780 Shares (13)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,758,780 Shares (13)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,758,780 Shares (13)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.36% (14)
14	TYPE OF REPORTING PERSON* IN

(13)  Comprised of an aggregate of 3,406,026 shares of common stock, warrants to purchase 363,987 shares of common stock and 5,988,767 shares of common stock issuable as of June 7, 2011 upon the conversion of an aggregate of 43,850 shares of Series A-1 Convertible Preferred Stock held by Deerfield Special Situations Fund, L.P., Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P. and Deerfield Special Situations Fund International Limited.

(14)  See footnote 2 above.

CUSIP No. 87484H104

The Schedule 13D filed on October 19, 2009 by (i) Deerfield Capital, L.P. (“Deerfield Capital”), (ii) Deerfield Special Situations Fund, L.P. (“Deerfield Special Situations Fund”), (iii) Deerfield Private Design Fund, L.P. (“Deerfield Private Design Fund”), (iv) Deerfield Private Design International, L.P. (“Deerfield Private Design International”), (v) Deerfield Management Company, L.P. (“Deerfield Management”), (vi) Deerfield Special Situations Fund International Limited (“Deerfield Special Situations International”) and (vii) James E. Flynn, a natural person (“Flynn” and collectively with Deerfield Capital, Deerfield Special Situations Fund, Deerfield Private Design Fund, Deerfield Private Design International, Deerfield Management and Deerfield Special Situations International, the “Reporting Persons”), as amended by Amendment No. 1 filed on June 11, 2010, Amendment No. 2 filed on September 16, 2010, Amendment No. 3 filed on February 4, 2011, Amendment No. 4 filed on May 25, 2011 with respect to the securities of Talon Therapeutics, Inc. (formerly Hana Biosciences, Inc.) is hereby amended by this Amendment No. 5. Only those items hereby reported in this Amendment No. 5 are amended and all other items remain unchanged.  Terms used herein but not otherwise defined herein shall have the meanings ascribed thereto in Amendment No.1 to the Schedule 13D.

Item 5.                    Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) of the Schedule 13D are amended and restated to read as follows:

All of the computations and share amounts used here do not give effect to any accretion of shares Series A-1 Preferred Stock after June 7, 2011.

(a)

(1)           Reporting Persons

Number of shares:  9,758,780 (13)
Percentage of shares: 35.36% (2)

(2)           Deerfield Capital

Number of shares:  8,377,271 (1)
Percentage of shares: 31.13% (2)

(3)           Deerfield Special Situations Fund

Number of shares: 748,294 (3)
Percentage of shares: 3.46% (2)

(4)           Deerfield Private Design Fund

Number of shares:  2,921,913(5)
Percentage of shares: 12.56% (2)

CUSIP No. 87484H104

(5)           Deerfield Private Design International

Number of shares:  4,707,064(7)
Percentage of shares: 19.21% (2)

 (6)           Deerfield Management

Number of shares: 1,381,509 (9)
Percentage of shares: 6.30% (2)

(7)           Deerfield Special Situations International

Number of shares: 1,381,509 (11)
Percentage of shares: 6.30% (2)

(8)           Flynn

Number of shares:  9,758,780 (13)
Percentage of shares: 35.36% (2)

(b)

(1)           Deerfield Capital

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:   8,377,271 shares (1)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:   8,377,271 shares (1)

(2)           Deerfield Special Situations Fund

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  748,294 shares (3)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  748,294 shares (3)

(3)           Deerfield Private Design Fund

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  2,921,913 shares (5)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  2,921,913 shares (5)

(4)           Deerfield Private Design International

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  4,707,064 shares (7)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  4,707,064 shares (7)

CUSIP No. 87484H104

(5)           Deerfield Management

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  1,381,509 shares (9)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  1,381,509 (9)

(6)           Deerfield Special Situations International

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  1,381,509 (11)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  1,381,509 shares (11)

(7)           Flynn

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  9,758,780  shares (13)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  9,758,780  shares (13)

Flynn is the sole member of the general partner of each of Deerfield Capital and Deerfield Management.  Deerfield Capital is the general partner of Deerfield Special Situations Fund, Deerfield Private Design Fund and Deerfield Private Design International.  Deerfield Management is the investment manager of Deerfield Special Situations International.

(c)              The following table sets forth the transactions effected by the Reporting Persons in the shares of Common Stock of the Company during the 60 days prior to the date of filing of this Schedule 13D.  All transactions listed below were effected as open market sales.

Date	Seller	Number of Shares of Common Stock Sold	Price
May 17, 2011	Deerfield Special Situations Fund, L.P.	18,489	$1.12
May 17, 2011	Deerfield Special Situations Fund International Limited	28,919	$1.12
May 17, 2011	Deerfield Private Design Fund, L.P.	46,501	$1.12
May 17, 2011	Deerfield Private Design International, L.P.	74,913	$1.12
May 18, 2011	Deerfield Special Situations Fund, L.P.	8,406	$1.11
May 18, 2011	Deerfield Special Situations Fund International Limited	13,149	$1.11
May 18, 2011	Deerfield Private Design Fund, L.P.	21,143	$1.11

CUSIP No. 87484H104

May 18, 2011	Deerfield Private Design International, L.P.	34,061	$1.11
May 19, 2011	Deerfield Special Situations Fund, L.P.	5,698	$1.11
May 19, 2011	Deerfield Special Situations Fund International Limited	8,915	$1.11
May 19, 2011	Deerfield Private Design Fund, L.P.	14,334	$1.11
May 19, 2011	Deerfield Private Design International, L.P.	23,092	$1.11
May 20, 2011	Deerfield Special Situations Fund, L.P.	5,365	$0.99
May 20, 2011	Deerfield Special Situations Fund International Limited	8,394	$0.99
May 20, 2011	Deerfield Private Design Fund, L.P.	7,547	$1.00
May 20, 2011	Deerfield Private Design International, L.P.	12,159	$1.00
May 20, 2011	Deerfield Special Situations Fund, L.P.	3,000	$1.00
May 20, 2011	Deerfield Special Situations Fund International Limited	4,694	$1.00
May 20, 2011	Deerfield Private Design Fund, L.P.	13,495	$0.99
May 20, 2011	Deerfield Private Design International, L.P.	21,741	$0.99
May 23, 2011	Deerfield Special Situations Fund, L.P.	1,774	$1.00
May 23, 2011	Deerfield Special Situations Fund International Limited	2,777	$1.00
May 23, 2011	Deerfield Private Design Fund, L.P.	4,464	$1.00
May 23, 2011	Deerfield Private Design International, L.P.	7,192	$1.00
May 24, 2011	Deerfield Special Situations Fund, L.P.	30,779	$1.00
May 24, 2011	Deerfield Special Situations Fund International Limited	48,135	$1.00

CUSIP No. 87484H104

May 24, 2011	Deerfield Private Design Fund, L.P.	77,399	$1.00
May 24, 2011	Deerfield Private Design International, L.P.	124,688	$1.00
May 26, 2011	Deerfield Special Situations Fund, L.P.	13,348	$1.01
May 26, 2011	Deerfield Special Situations Fund International Limited	20,878	$1.01
May 26, 2011	Deerfield Private Design Fund, L.P.	33,571	$1.01
May 26, 2011	Deerfield Private Design International, L.P.	54,083	$1.01
May 27, 2011	Deerfield Special Situations Fund, L.P.	4,895	$0.99
May 27, 2011	Deerfield Special Situations Fund International Limited	7,657	$0.99
May 27, 2011	Deerfield Private Design Fund, L.P.	12,312	$0.99
May 27, 2011	Deerfield Private Design International, L.P.	19,836	$0.99
May 31, 2011	Deerfield Special Situations Fund, L.P.	2,879	$0.99
May 31, 2011	Deerfield Special Situations Fund International Limited	4,504	$0.99
May 31, 2011	Deerfield Private Design Fund, L.P.	7,242	$0.99
May 31, 2011	Deerfield Private Design International, L.P.	11,667	$0.99
June 3, 2011	Deerfield Special Situations Fund, L.P.	1,000	$1.01
June 3, 2011	Deerfield Special Situations Fund International Limited	1,564	$1.01
June 3, 2011	Deerfield Private Design Fund, L.P.	2,514	$1.01
June 3, 2011	Deerfield Private Design International, L.P.	4,052	$1.01
June 6, 2011	Deerfield Special Situations Fund, L.P.	4,708	$1.02
June 6, 2011	Deerfield Special Situations Fund International Limited	7,367	$1.02

CUSIP No. 87484H104

June 6, 2011	Deerfield Private Design Fund, L.P.	11,844	$1.02
June 6, 2011	Deerfield Private Design International, L.P.	19,081	$1.02
June 7, 2011	Deerfield Special Situations Fund, L.P.	6,028	$1.03
June 7, 2011	Deerfield Special Situations Fund International Limited	9,429	$1.03
June 7, 2011	Deerfield Private Design Fund, L.P.	15,145	$1.03
June 7, 2011	Deerfield Private Design International, L.P.	24,398	$1.03

CUSIP No. 87484H104

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 13, 2011

DEERFIELD CAPITAL, L.P.

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Darren Levine
Name:	Darren Levine
Title:	Attorney-in-Fact*

DEERFIELD SPECIAL SITUATIONS FUND, L.P.

By:	Deerfield Capital, L.P., General Partner

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Darren Levine
Name:	Darren Levine
Title:	Attorney-in-Fact*

DEERFIELD PRIVATE DESIGN FUND, L.P.

By:	Deerfield Capital, L.P., General Partner

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Darren Levine
Name:	Darren Levine
Title:	Attorney-in-Fact*

DEERFIELD PRIVATE DESIGN INTERNATIONAL, L.P.

By:	Deerfield Capital, L.P., General Partner

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Darren Levine
Name:	Darren Levine
Title:	Attorney-in-Fact*

DEERFIELD MANAGEMENT COMPANY, L.P.

By:	Flynn Management LLC, General Partner

By:	/s/ Darren Levine
Name:	Darren Levine
Title:	Attorney-in-Fact*

DEERFIELD SPECIAL SITUATIONS FUND INTERNATIONAL LIMITED

By:	/s/ Darren Levine
Name:	Darren Levine
Title:	Attorney-in-Fact*

JAMES E. FLYNN

/s/ Darren Levine
Darren Levine, Attorney-in-Fact*

*Power of Attorney previously filed as Exhibit 99.3 to a Schedule 13D/A with regard to Hana Biosciences, Inc. (now known as Talon Therapeutics, Inc.) filed with the Securities and Exchange Commission on June 11, 2010 by Deerfield Capital L.P.; Deerfield Management Company, L.P.; Deerfield Special Situations Fund, L.P.; Deerfield Special Situations Fund International Limited; Deerfield Private Design Fund, L.P.; Deerfield Private Design International, L.P. and James E. Flynn.